

October 7, 2011

Via E-mail
Mr. Matthew J. Hogan
Chief Financial Officer and Principal Accounting Officer
Durect Corporation
2 Results Way
Cupertino, CA 95014

> **Re: Durect Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 5, 2011**
> **File No. 0-31615**

Dear Mr. Hogan:

We have reviewed your September 8, 2011 response to our August 25, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2010

Notes to Financial Statements
2. Strategic Agreements, page 79

1. We acknowledge your response to our comment one indicating that you have agreements with over 50 individual milestones. ASC 605-28-50, nevertheless, requires disclosure of a description of each milestone and related contingent consideration. As previously requested, please provide us proposed disclosure of your milestones. If you believe some form of summarization in the disclosure would comply with this disclosure requirement in all material respects, please provide it to us. In order to evaluate your summarization,

separately provide us a listing by contract of each of your discrete milestones showing, for each milestone, the amount and event that triggers its receipt.

2. Regarding your proposed disclosure related to your Zogenix agreement, your basis for determining the milestones to be substantive is not consistent with the three criteria under ASC 605-28-25-2. Please revise your proposed disclosure accordingly or tell us where your existing disclosures of "at risk" milestones discuss the three substantive milestone criteria. In addition, please provide us proposed revised disclosure for your other collaboration agreements.

Form 10-Q for the Quarter Ended June 30, 2011

Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 6

3. We acknowledge your response to our comment two. Please provide us proposed disclosure to be included in future periodic reports of your revenue recognition policy related to milestones.

4. In your response to our comment three you indicate that your sales-based milestones are accounted for in the same manner as royalties. It appears that you do not treat sales-based milestones as substantive based on the guidance in ASC 605-28-25-2 which requires substantive milestones, in part, to be based upon vendor performance. Please confirm our understanding, and if true, please revise your revenue recognition policy disclosure to differentiate between those milestones you treat as substantive under the milestone method and those that are accounted for separately (e.g., your sales-based milestones). Please clearly disclose how you recognize revenue for each type of milestone.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant